Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Sears Retiree News
Winter 2005 issue

Greg Lee’s Letter

     The last couple of months have been an historic, exciting and busy period for Sears as we plan for the proposed merger of our company with Kmart.

     I believe this is a great opportunity for two companies to join together to create a powerful leader in the retail industry. The merger will allow us to accelerate Sears’ growth strategy rapidly while creating value for our customers and shareholders. And the new company and culture we create will provide our associates with opportunities for growth.

     Thanks, in part, to your past contributions and those of your fellow retirees, Sears’ strong heritage and reputation is recognized in the name of the new company, Sears Holdings Corporation. Sears and Kmart will continue to exist as operating companies under the banner of Sears Holdings Corporation.

     While the merger is subject to customary conditions such as approvals by regulators and the shareholders of both companies before it is final, our two companies have begun integration planning activities. As you can imagine, there is much work to be done before we can answer questions on how the new company will operate. We understand that both active and retired associates are eager to learn more, and we will do our best to provide information in a timely fashion. The fact is, however, that much will not be known until after the merger is final, expected in March. Until then, we will post new information as we know it on the Sears Retiree Website (www.retirees.sears.com). We will also work with the Sears Retiree Advisory Council and retiree club leadership to obtain retiree feedback and provide updates.

     In the meantime, we ask for your understanding and your support as we work through the coming months and prepare for the exciting future ahead.

     I wanted to take this opportunity to thank the many retirees that returned to work in our full-line stores over the holiday. I have heard nothing but positive remarks on the energy, commitment and can-do attitude that our retirees brought to their roles as part-time associates in our stores. You were wonderful and appreciated members of our store teams. Thank you. And thank you also to the many retirees who wrote us telling us that they appreciated the invitation but were unable, because of distance or health, to take us up on our employment offer. It was great to hear how much they enjoyed their years at Sears and being part of the Sears family.

     Thank you for your continuing support of the growth and success of our company. Very best wishes for a healthy and happy 2005.

Sears and Kmart ‘A Fresh Start’

“This agreement, when approved, will create the third largest U.S. retailer with approximately $55 billion in annual revenues, with more stores than any competitor with the exception of Wal-Mart. It will combine the talent, the resources, the assets and the reach of our two companies to create a strong and effective force in American retailing.”
Alan Lacy, Nov. 17, 2004

     November’s historic announcement of the planned merger between two retailing icons captured the headlines of newspapers throughout the country. Together Sears and Kmart would create a major new retail company, Sears Holdings Corporation, with a national footprint of over 3,500 retail stores and the leading service organization in the industry serving the needs of existing Kmart and Sears customers.

     According to Alan Lacy, the merger will dramatically accelerate Sears’ off-mall growth strategy. “While we could continue to be successful on our own, the advantages of this combination in growing our store base more rapidly and at lower cost, and realizing the efficiencies that come from increased scale, allow us to thrive and grow at a pace that exceeds what could be accomplished by Sears on its own.”

     Sears strong heritage and reputation is recognized in the name of the new corporation. Sears Holdings Corporation will continue to operate both Sears, Roebuck and Kmart nameplates from its headquarters in Hoffman Estates, Ill. The combined company will benefit customers by providing a greater choice of preferred brands, including Craftsman and Kenmore, Lands’ End, Apostrophe and Covington from Sears, and Martha Stewart Everyday products and apparel brands Jaclyn Smith, Joe Boxer and Kathy Ireland from Kmart.

     Under the terms of the agreement, Sears shareholders will have the right to elect $50 in cash or 0.5 shares of Sears Holdings for each Sears, Roebuck share, subject to proration (see Q&A, page 2). Following regulatory approval, both Sears and Kmart will hold special meetings of stockholders, most likely in March. Adoption of the merger requires approval by two-thirds of Sears shares and a majority of Kmart shares.

     A substantial number of off-mall Kmart stores (which are off-mall) are expected to be converted over time to the Sears nameplate, in addition to the 50 Kmart stores acquired by Sears last year. There are no plans at this time to convert Sears stores to Kmart nameplates.

     Edward Lampert, chairman of Kmart, will serve as chairman of Sears Holdings. Alan Lacy will be vice chairman and CEO of Sears Holdings, and retain his position as CEO of Sears, Roebuck. Aylwin Lewis, current Kmart CEO, will be president of Sears Holdings and will become CEO of Kmart and Sears Retail. Glenn Richter, currently executive vice president and chief financial officer of Sears, Roebuck, will be executive vice president and chief financial officer of Sears Holdings. William Crowley, currently Kmart senior vice president of finance and a Kmart board member, will be executive vice president of finance and integration of Sears Holdings.

     Lampert, Lacy and Lewis will be part of a 10-member board of directors that will govern the new Sears Holdings Corporation.

     A transition team, made up of Sears and Kmart executives, has been charged with integration planning. Resulting projects will be launched following close of the merger.

Sears Holdings Corporation

No. 2 U.S. retailer in retail outlets with 3,500 stores

No. 3 U.S. retailer in sales with expected $55 billion annual revenues

Brands – Kenmore, Craftsman, DieHard, Lands’ End, Covington, Apostrophe, Jaclyn Smith, Joe Boxer, Martha Stewart Everyday

Headquarters in Hoffman Estates, Ill.

Over 355,000 associates

Operations under Sears and Kmart names

Answers to Your Questions on the Proposed Merger
While many details regarding the proposed merger are still being worked out, following are answers to several questions posed by Sears retirees. For a more comprehensive Q&A, visit the Sears Retiree Website – www.retirees.sears.com. Updates will be posted on the website as they are known.

Who bought whom?
This is a merger, in which Sears and Kmart both will be wholly owned by a new company. Sears shareholders will have the ability to receive either stock in the new company or cash in return for their current Sears shares at closing. (Kmart shareholders will all receive stock in the new company.) The new company – Sears Holdings Corporation — will reflect the Sears name and will be headquartered in Hoffman Estates, the headquarters of Sears, Roebuck and Co. We anticipate that Sears management will be significantly represented in the management of the new company.

This is a merger of equals in that the market value of both companies was roughly the same at the time of the announced transaction. However, since Sears shareholders will have the ability to receive cash for a percentage of shares at closing and Kmart shareholders will not, the Sears equity position will be reduced and the transaction will be deemed an acquisition in the financial sense. The end result of the transaction is two partners coming together in a merger to create a new company, focused on growth, that will strengthen both and accelerate Sears’ off-mall growth strategy.

What will Sears shareholders receive for their Sears shares?
Sears shareholders will have the right to elect to receive $50 in cash or 0.5 shares of Sears Holdings for each Sears share. However, only 55% of Sears shares will receive stock and only 45% will receive cash. Thus, if holders of more than 55% of Sears shares elect to receive stock, those holders will be subject to proration. Similarly, if holders of more than 45% of Sears shares elect to receive cash, those holders will be subject to proration. Holders who do not elect one way or another will receive whichever cash or stock is not oversubscribed by other holders.

Why do Sears shareholders have a cash option?
Sears felt it was important to provide Sears shareholders with a choice between cash or stock to allow them to elect what is best for their individual investment situations. (Subject to pro rata conditions described earlier).

What retiree medical benefits be impacted by the merger?
Transition teams have been convened to evaluate the benefits programs of both companies and to make recommendations for the new company post merger. The Sears Holdings benefits program will be announced some time following the merger. Until that time all current programs remain in effect.

How will the merger impact my pension and retiree life insurance?
Retirees vested in the pension plan will not lose any earned benefits. The merger agreement has no effect on the settlement of the retiree life insurance litigation.

In connection with the proposed transaction, Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (SEC File Number 333-120954), which includes a joint proxy statement — prospectus that, when finalized, will be used to solicit proxies for the proposed business combination. Please read the final joint proxy statement – prospectus when it becomes available because it will contain important information. Sears, Roebuck and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction matters. Information regarding such individuals is included in Sears Roebuck’s proxy statements and Annual Reports on Form 10-K previously filed with the SEC, and in the above-described Form S-4. Investors may obtain a free copy of the proxy statements and other relevant documents at the SEC’s website at http://www.sec.gov.

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This document contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from expected results. Risks and uncertainties include the business combination with Kmart not closing; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail; changes in consumer confidence, tastes, preferences and spending; the availability of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations; the possibility that we will identify new business and strategic options; the outcome of pending legal proceedings; anticipated cash flow; changes in our debt ratings and cost of funds; general economic conditions and normal business uncertainty. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available.